BresaGen

06018162

1
ACN 007 988 767
Phone: +61 8 8234 2660
Fax: +61 8 8234 6268
Address: 8 Dalgleish Street
Thebarton South Australia 5031
www.bresagen.com

FACSIMILE TRANSMISSION

TO:	**The Office of International Corporate Finance**
COMPANY:	SEC
FAX NUMBER:	0011 1 202 772 9207
FROM:	Trudy Fenton
DATE:	Friday, 3 November 2006
SUBJECT:	ASX Announcement
PAGES (inc. cover)	5

SUPPL

In accordance with our obligation as a 12g3-2(b) filer, number 82-5135, to file home country announcements, please find the following announcement which was released by the Australian Stock Exchange –

1. Appendix 4C - Quarterly report for entities admitted on the basis of commitments, dated 31 October, 2006.

PROCESSED
NOV 0 3 2006
THOMSON
FINANCIAL

Yours sincerely
Irene Thompson

for
Trudy Fenton
Corporate Administrator

If there are any problems with this transmission, call 08 8234 2660

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

BRESAGEN LIMITED

ABN

60 007 988 767

Quarter ended ("current quarter")

September 2006

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (3 months) $A'000
1.1	Receipts from customers		1,907	1,907
1.2	Payments for	(a) staff costs	(677)	(677)
		(b) advertising and marketing	(52)	(52)
		(c) research and development		
		(d) leased assets		
		(e) other working capital [i]	(1,137)	(1,137)
1.3	Dividends received			
1.4	Interest and other items of a similar nature received		4	4
1.5	Interest and other costs of finance paid		(132)	(132)
1.6	Income taxes paid			
1.7	Other receipts		49	49
	Net operating cash flows		(38)	(38)

Appendix 4C
Quarterly report for entities
admitted on the basis of commitments

		Current quarter $A'000	Year to date (3 months) $A'000
1.8	Net operating cash flows (carried forward)	(38)	(38)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(c) physical non-current assets	(13)	(13)
	(e) other non-current assets		
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets		
1.11	Loans to other entities		
1.12	Loans repaid by other entities		
1.13	Other (provide details if material)		
	Net investing cash flows	(13)	(13)
1.14	**Total operating and investing cash flows**	(51)	(51)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.		
1.16	Proceeds from convertible notes	500	500
1.17	Proceeds from borrowings		
1.18	Repayment of borrowings	(245)	(245)
1.19	Dividends paid		
1.20	Other – Share Purchase Plan costs		
	Net financing cash flows	255	255
	Net increase (decrease) in cash held	204	204
1.21	Cash at beginning of quarter/year to date	181	181
1.22	Exchange rate adjustments to item 1.20		
1.23	**Cash at end of quarter**	385	385

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	151
1.25	Aggregate amount of loans to the parties included in item 1.11	

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities - Secured long term loan (Land Management Corporation) [(i)]	7,764	7,764
3.2	Credit standby arrangements		

Notes -
(i) On 18 March 2002, a secured long term loan facility was provided by the Land Management Corporation for the construction of a new building and production facility.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	249	249
4.2	Deposits at call	136	136